Kai H. Liekefett kliekefett@velaw.com Tel +1.212.237.0037 Fax +1.713.237.0100

March 24, 2017

Via EDGAR, Email and Federal Express

Christina Chalk

Senior Special Counsel

Office of Mergers and Acquisitions

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:	Senomyx, Inc. PREC14A, Filed March 10, 2017 File No. 0-50791

Dear Ms. Chalk:

On behalf of our client, Senomyx, Inc. (the “Company”), we hereby submit for your review an amended preliminary proxy statement of the Company (the “Amended Preliminary Proxy Statement”) with respect to the Company’s 2017 annual meeting, which amends the preliminary proxy statement originally filed by the Company with the Securities and Exchange Commission (the “Commission”) on March 10, 2017, File No. 0-50791 (the “Preliminary Proxy Statement”). Below we set forth the responses to the comments received from the staff of the Commission (the “Staff”) by letter, dated March 20, 2017, with respect to the Preliminary Proxy Statement.

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text.

PREC14A filing made on March 10, 2017

1.	Please file the form of proxy that shareholders will use to vote for your nominees.

Response to Comment No. 1

The form of proxy card has been filed with the Amended Preliminary Proxy Statement.

Vinson & Elkins LLP Attorneys at Law Austin Beijing Dallas Dubai Hong Kong Houston London Moscow New York Palo Alto Richmond Riyadh San Francisco Tokyo Washington	666 Fifth Avenue New York, New York 10103-0040 Tel +1.212.237.0037 Fax +1.713.237.0100 www.velaw.com

Securities and Exchange Commission March 24, 2017 Page 2

2.	Update the proxy statement to reflect the fact that the Nominating Stockholders have now filed a proxy statement and that they appear to be soliciting for seven rather than eleven nominees.

Response to Comment No. 2

The Preliminary Proxy Statement has been updated to reflect your comment. Please see pages 6 and 7 of the Amended Preliminary Proxy Statement.

3.	Consider including a background section expanding the description of your contacts with the Nominating Stockholders leading up to this contested solicitation.

Response to Comment No. 3

The Preliminary Proxy Statement has been revised to incorporate your suggestion. Please see page 7 of the Amended Preliminary Proxy Statement.

4.

See our last comment above. Clarify your statement here and in other places in the proxy materials that the Nominating Stockholders indicated to you that they did not intend to proceed with a solicitation for the election of their nominees. Explain what was said, how it was communicated to you, and in what context. We may have further comment.

Response to Comment No. 4

The Preliminary Proxy Statement has been revised to clarify and provide the basis for our statement. On pages 6 and 7 of the Amended Preliminary Proxy Statement, we explain that each of the three nomination notices received by the Company on January 31, 2017 (the “Nomination Notices”) stated that Barry A. Igdaloff, VCM Group, LLC, Lee D. Keddie, Benjamin E. Large, Gus D. Hales, David W. Pointer, Mark D. Stolper, Robert G. Pearse and Charles M. Gillman (the “Dissidents”) did not intend to deliver a proxy statement and form of proxy to holders of a sufficient number of holders of the Company’s voting shares to elect the candidates identified in the Nomination Notices. On the basis of these statements, which were made in three separate Nomination Notices, each signed by the applicable nominating stockholder and each of the eleven nominees, the Company concluded that the Dissident Nominating Stockholders did not intend to proceed with solicitation for their slate at the annual meeting. Please see below for the text from the Amended Preliminary Proxy Statement:

Securities and Exchange Commission March 24, 2017 Page 3

“Each Nomination Notice included an identical slate of eleven candidates it intended to nominate at the annual meeting, notwithstanding the fact that only seven nominees are to be elected at the annual meeting. In each of the Nomination Notices, each Dissident Nominating Stockholder stated that “the Nominating [Stockholder] does not intend to deliver a proxy statement and form of proxy to holders of a sufficient number of holders of the [company’s] voting shares to elect the [dissident candidates].” Relying on these statements, which were made in three separate Nomination Notices, each signed by the applicable Dissident Nominating Stockholder and each of the eleven nominees, the company concluded that the Dissident Nominating Stockholders did not intend to proceed with solicitation for their slate at the annual meeting.” (Amended Preliminary Proxy Statement, Pg. 7)

* * *

Please direct any questions that you have with respect to the foregoing, or if any additional supplemental information is required by the Staff, to Kai Haakon E. Liekefett at (212) 237-0037.

Very truly yours,

VINSON & ELKINS L.L.P.

By: /s/ Kai H. Liekefett
Name: Kai H. Liekefett

Enclosures

cc:	Catherine Lee, Esq.